Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wendy’s Co

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

To Wendy’s Co shareholders:

On April 11, 2022, Investor Advocates for Social Justice (IASJ) and Majority Action filed an exempt solicitation (the “Proponent’s Solicitation”)1 recommending that Wendy’s shareholders vote AGAINST four Wendy’s Board members, including Board Chair Nelson Peltz, due to, among other things, the company’s failure to adequately respond to the majority vote shareholder resolution on the protection of workers in its food supply chain (“Resolution”), filed by the Franciscan Sisters of Allegany, NY, represented by IASJ.2 On April 29, 2022, proxy advisory firm Glass Lewis recommended that shareholders vote AGAINST Board Chair Nelson Peltz, including for the following (3) reasons:

(1)	Members of the Board should have addressed—but did not—the criticisms levied against the company on this topic, in either (a) the company’s March 31, 2022 proxy statement (published more than two weeks after the company was put on notice of these criticisms by prominent asset owners3), or (b) the company’s April 27, 2022 CSR report (published more than two weeks after Proponent’s Solicitation)
(2)	The company’s failure to give the proponent sufficient time to evaluate whether to re-file the Resolution
(3)	The company’s failure to consult with the proponent in the production of a report that the company contends was responsive to the Resolution

On May 12, 2022, Wendy’s sent a letter (“Letter”)4 to all Glass Lewis subscribers in which the company expressed its disagreement with Glass Lewis’s characterization of the company’s engagement with the proponent and the adequacy of the company’s response to the proposal in its “People & Ethics Report” (“Report”).

The company’s decision—confirmed in the Letter—to omit information expressly requested in the Resolution’s resolved clause and not to engage with the proponent regarding the company’s disclosures in response to the Resolution is unacceptable. As such, IASJ and Majority

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1 https://www.sec.gov/Archives/edgar/data/30697/000138713122004700/wen-px14a6g_041122.htm

2 IASJ represents the proponent who filed the Resolution, the Franciscan Sisters of Allegany, NY. https://iasj.org/wp-content/uploads/Wendys-2021-Shareholder-Proposal-Protecting-Essential-Food-Chain-Workers-Rights-During-COVID-19-FINAL.docx.pdf

3 https://ciw-online.org/wp-content/uploads/20220309-Wendys-Investor-Letter-Final.pdf

4 https://www.sec.gov/Archives/edgar/data/30697/000119312522148825/d353346ddefa14a.htm

Action continue to recommend that shareholders vote AGAINST Board Chair Nelson Peltz, Senior Vice Chair Peter May, Vice Chair Matthew Peltz, and Chair of the Nominating and Corporate Governance Committee Peter Rothschild:

(1)	The company is representing to shareholders that it has responsible practices in place for managing human rights risks in its supply chain. What the Resolution called on the Company to do is to disclose the specific, concrete information necessary for shareholders to evaluate these claims—and in recommending that shareholders vote FOR it, the company itself noted its expressed “willingness to report on the matters requested in the proposal’s resolution.”[5]
(2)	This disclosure is particularly necessary because Wendy’s has chosen not to join the Fair Food Program, unlike its major peers. This places the onus on the company to disclose how its approach is effective in managing human rights risks in its food supply chain. The company continues to fail to disclose critical information that would enable shareholders to assess Wendy’s approach, including specific information explicitly requested in the Resolution’s resolved clause, such as all third-party auditors the company has approved, how often those auditors visit supply chain locations, and how those auditors engage with workers at those locations.
(3)	Given the company’s refusal to engage with the proponent after the Resolution received overwhelming support, and its continued refusal to disclose information explicitly requested by the resolved clause in the Resolution—as well as the company’s continued silence in the Letter on potential connections between its supply chain and forced labor that were set forth clearly in Proponent’s Solicitation—shareholders can have no confidence in the Board’s ability to adequately oversee and manage human rights risks in its food supply chain.

Wendy’s Inadequate Response to the Resolution

IASJ and Majority Action continue to strongly disagree with Wendy’s contention that the Report “substantially implemented the proposal.” Proponent’s Solicitation outlines why this is so in detail at pages 6-8, and Wendy’s Letter admits that the Report omitted information requested by the Resolution that the company “did not view as being meaningful to our stockholders or, in some cases, appropriate for public disclosure.” Wendy’s Letter also does not contest that it refused to engage the proponent of the Resolution on the production of the Report following overwhelming passage of the Resolution at Wendy’s 2021 annual meeting, despite the proponent’s explicit request for that engagement.

IASJ and Majority Action believe shareholders should be deeply concerned that Wendy’s felt it was appropriate to omit from the Report—without any explanation whatsoever in the Report, and without engaging the proponent on the Report—multiple pieces of information specifically requested by the Resolution’s resolved clause. Wendy’s itself urged shareholders to vote FOR the Resolution. If there was information explicitly requested by the resolved clause that the

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5 https://www.sec.gov/Archives/edgar/data/0000030697/000119312521103996/d73915ddef14a.htm company did not think was “meaningful” to disclose, it should have told shareholders to vote AGAINST the Resolution.

Wendy’s Letter does not mention that Wendy’s sought—but failed to obtain—a No Action letter from the SEC on the ground that, among others, the Resolution “dictate[s] the specific—and highly detailed—information that must be included in the Report.”6 After Wendy’s failed to obtain the SEC’s permission to exclude the Resolution from its proxy on that basis, the company could have made the same argument to its shareholders, but it did not.

Instead, the company advised shareholders to vote FOR the Resolution, but then—after refusing to engage with the proponent following its passage—unilaterally chose only selective information to include in the Report. As explained at length in Proponent’s Solicitation and the March 9, 2022 Investor Advisory it references,7 the information explicitly requested by the resolved clause that Wendy’s selectively omitted from the Report is precisely the concrete information that is necessary to evaluate the effectiveness of the supply chain monitoring that Wendy’s has claimed, both to investors and to the public, constitutes responsible management of human rights risks in Wendy’s supply chain.

Glass Lewis

Shareholders should also be aware that Glass Lewis’s recommendation that they vote AGAINST Nelson Peltz for Board Chair does not appear to have been based primarily on whether Wendy’s substantially implemented the Resolution or not, but rather on concerns about the company’s engagement on the Resolution. Shareholders should thus be concerned that Wendy’s Letter does not respond to either of the first two reasons identified by Glass Lewis that are listed above. First, it is a fact that, despite being made aware of criticisms of the Report, Wendy’s chose not to address them in either its March 31, 2022 proxy materials or its April 27, 2022 CSR report. Second, as Glass Lewis notes, although Wendy’s March 31, 2022 proxy materials state (at p. 36) that the Report was published in “November 2021,” it appears to the proponent that the report was published no earlier than December 3, 20218—the day that shareholder resolutions were due to be filed with the company according to its April 1, 2021 proxy statement—and Wendy’s does not appear to have controverted that this potential inaccuracy about the Report’s publication date appeared in its March 31, 2022 proxy statement.9

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6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf

7 https://ciw-online.org/wp-content/uploads/20220308-Shareable-Digital-FFP-Advisory-and-Appendix-1.pdf

8 This is proponent’s understanding because the web address hosting the presentation includes that date (although the proponent did not become aware of the report until even later, and the company did not actually inform the proponent of the Report’s release): https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-People-Ethics-Designed-12.3.21.pdf

9 Indeed, Wendy’s April 27, 2022 CSR Report states, at page 31, that the People & Ethics Report was published in December 2021, not November: https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-2021-Corporate-Responsibility-Report.pdf

As to the third reason, Wendy’s Letter states that “leading up to our 2021 annual meeting, the Company did engage with the proponent on the substance of their specific proposal.” While it is true that the company did meet with the proponent in March 2021 to discuss the proposal, and informed the proponent that the company’s board intended to recommend to shareholders that they vote AGAINST it at the 2021 annual meeting, the Letter provides no explanation for the complete lack of engagement that followed, which is outlined in the timeline found at page 5 of Proponent’s Solicitation and includes the following:

(1)	April 2021: Without consulting with or informing the proponent of its changed position, Wendy’s released a 2021 proxy statement recommending that shareholders vote FOR the Resolution
(2)	August 2021: Following passage of the Resolution, Wendy’s refused the proponent’s request to meet regarding the content of the company’s response
(3)	December 2021: Wendy’s released the Report without even informing the proponent

As is evident from the above, it is true that the proponent was not consulted in the production of the Report. This is so despite proponent’s April 20, 2021 publication of an exempt solicitation, ahead of Wendy’s 2021 annual meeting, emphasizing the importance of the company providing all of the “concrete evidence” sought by the Resolution, “as only this evidence will sufficiently reveal how Wendy’s is managing human rights risks.”10

The Fair Food Program

Wendy’s Letter goes on to defend its decision not to participate in the Fair Food Program, even though neither the Resolution nor Proponent’s Solicitation demanded that Wendy’s join the Program. Rather, both the Resolution (in the whereas clause) and Proponent’s Solicitation call attention to the fact that Wendy’s lags its major peers—including McDonald’s, Burger King, YUM! Brands, Subway, and Chipotle—in not joining the Program, which has been recognized by a 2015 Presidential Medal as uniquely effective at combatting forced labor and, over the past year, by multiple federal law enforcement agencies that have brought major forced labor cases in agriculture to light in both the United States and Mexico. The concrete information sought by the Resolution is the information needed to compare Wendy’s claims about its own responsible sourcing efforts with those of the Fair Food Program, which publishes its own extensive disclosures.11

Regardless, IASJ and Majority Action are concerned that Wendy’s tautological explanation for why it does not participate in the Fair Food Program continues to misconstrue the nature of the Program itself. Wendy’s Letter says that its reason for not joining the Program “is simple: there is no nexus between the Company’s North America supply chain…and this program.” But as Proponent’s Solicitation explains in equally simple terms at page 16, the foundation of the Fair

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10 https://www.sec.gov/Archives/edgar/data/0000030697/000121465921004307/d420210px14a6g.htm

11 https://fairfoodprogram.org/wp-content/uploads/2022/02/Attachable-Size-SOTP-2021-Report.pdf

Food Program is the commitment of large retailer buyers to purchase from FFP farms, which is what incentivizes farms to join the FFP in the first place.

Wendy’s Failure to Address Potential Connections Between Wendy’s Supply Chain and Mexican Tomato Farms with Forced Labor

Finally, Wendy’s Letter fails to address the section of Proponent’s Solicitation that critiques the Report for failing to address a potential connection between Wendy’s food supply chain and two Mexican tomato farms subject to an October 2021 import ban by U.S. Customs and Border Protection (CBP) due to forced labor. As Proponent’s Solicitation notes on page 12:

This is information the Company should have publicly disclosed to shareholders in light of the fact that tomatoes from the Mexican farms subject to the CBP ban had been previously imported to the US by Mastronardi Produce, a reported Wendy’s Supplier. If Wendy’s did source tomatoes in the past from a Supplier implicated in the federal import ban, it is highly non-responsive not to have disclosed that information to shareholders who overwhelmingly approved the resolution seeking disclosures concerning the effectiveness of human rights protections in Wendy’s food supply chain. If Wendy’s did not source tomatoes from any Mastronardi-related farm connected either to forced labor or other documented labor law violations, the Report should have disclosed that information instead.

Subsequent to the publication of Proponent’s Solicitation, The Guardian reported that farmworkers and their supporters marched in the hundreds with a simple question: “Can Wendy’s Guarantee No Modern Slavery in Its Supply Chain?”12 The company provided a statement to the Guardian in response to the march, but did not answer the question, and now its Letter does not either. Whatever the answer, shareholders should be concerned that they have still not received it.

Conclusion: Given Wendy’s continued failure to adequately respond to the majority vote shareholder resolution regarding the protection of workers in its food supply chain, we urge shareholders to vote AGAINST Board Chair Nelson Peltz (Item 1.01), Senior Vice Chair Peter W. May (Item 1.02), Vice Chair Matthew H. Peltz (Item 1.03), and Chair of the Nominating and Corporate Governance Committee Peter H. Rothschild (Item 1.10) at its annual meeting on May 18, 2022.

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12 https://www.theguardian.com/environment/2022/apr/28/us-farm-wendys-fair-food-program